Exhibit 99a



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For Immediate Release

For:  Homeland Stores, Inc.             Contact:  Robert Mead
                                                  (405) 557-5549
                                                  (212) 484-6701


          HOMELAND REACHED TENTATIVE AGREEMENT TO SELL
              29 STORES AND WAREHOUSE OPERATIONS TO
            ASSOCIATED WHOLESALE GROCERS, KANSAS CITY

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             Homeland to Join Wholesale Cooperative

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             James A. Demme Named President and CEO

OKLAHOMA CITY, OK, November 30, 1994---Homeland Stores, Inc. today announced that it has reached an Agreement in Principle to sell 29 of its stores and its warehouse complex to Associated Wholesale Grocers, Kansas City ("AWG") -- a major retail-owned buying cooperative with [735] member stores in a nine state region. As part of the agreement, Homeland will enter into a seven-year supply agreement with AWG for its remaining stores that provides Homeland the lowest prices and best possible terms available through the AWG system on the purchase of products and services.

Also under the agreement, which is scheduled to close during the second quarter of 1995, AWG will pay Homeland $45 million plus value of inventory in the warehouse and 29 stores. Homeland expects that proceeds from the sale would be used to improve the Company's financial position by paying down the Company's trade payables and other liabilities and reducing its outstanding indebtedness.

Homeland officials said that the Agreement in Principle was an essential first step in the Company's effort to complete an operational restructuring that will allow the Company to reduce its debt burden and fixed operating costs and improve its performance. Homeland's performance in recent years has been under pressure as a result of difficult economic conditions and the entry of aggressive competition into its key markets.

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"The recent influx of large national competitors into Oklahoma and surrounding markets has hurt independents and regional chains like Homeland," said Chuck Ames, Chairman of Homeland. "We believe a strategic partnership with AWG will benefit Homeland by allowing us to increase our buying power, reduce both our debt and fixed operating costs and focus our operations on a core of profitable stores."

The Company also announced that as part of the restructuring, Max
Raydon has resigned as President and Chief Executive Officer.

"With this Agreement we have taken a major step towards implementing an operational restructuring that will improve
Homeland's ability to compete, and I feel it is time for me to pursue other opportunities," said Raydon.

The Company announced that James A. Demme has been appointed
President and Chief Executive Officer effective immediately and that Raydon will serve as a consultant to the Company to assist with the transition.

"Jim Demme brings senior management experience in both retail and wholesale to Homeland. That experience will be key to the success of our transformation from an independent regional chain to a member of the AWG wholesale cooperative," said Ames.

Demme has 35 years experience in the wholesale/retail food industry, most recently as Executive Vice-President of Retail Operations for Scrivner, Inc. Prior to its recent acquisition by Fleming Companies, Inc., Scrivner was the third largest wholesale food distribution company in the nation with sales in excess of $6 billion. Previously, Demme also held the positions of President and Chief Operating Officer at Shaws Supermarkets, a large retail chain based in Massachusetts with sales of more than $1.7 billion.

"I'm looking forward to working with the management and employees of Homeland to revitalize the Company. The Homeland name has strong consumer appeal in this market, and the restructuring will give us more balance and consistency in store size and `look' in our core stores -- allowing us to improve in consistency of marketing strategy and consumer offering," Demme said.

AWG is the fifth largest wholesale distributor in the country with more than $2.5 billion in revenues and buying power six times greater than Homeland. AWG has 735 independent retail stores as members of its supply cooperative. The acquisition of 29 Homeland stores and Homeland's joining of the AWG cooperative will bring that total to 846.

With 111 stores, Homeland is the leading supermarket chain in Oklahoma, southern Kansas and the Texas Panhandle region with an estimated overall market share of 27 percent.

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